SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

23 August 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr M Henry
Date of last notice:
10 May 2013
Date issuer informed of transaction:
22 August 2013
Date and place of transaction:
21 August 2013 (London Stock Exchange)
22 August 2013 (place of transaction not applicable)
Nature of transaction:
The acquisition of 19,500 ordinary shares in BHP Billiton Plc following the exercise of Restricted Shares under the 2010 Management Award Plan (MAP) and 16,566 ordinary shares in BHP Billiton Plc following the exercise of Conditional Deferred Shares under the 2011 Group Short Term Incentive Plan (GSTIP).
Mr Henry also received an award of 5,715 Conditional Deferred Shares under the BHP Billiton Limited 2012 GSTIP.

Part 1 – Change of relevant interests in securities
Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Direct

Nature of indirect interest(including registered holder):
BHP Billiton Plc
Mr Henry has an indirect interest in 39 ordinary shares in BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
BHP Billiton Limited
Mr Henry has an indirect interest in 179 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
No change to the Indirect interests

Date of change:
22 August 2013

No. of securities held prior to change:
39
(BHP Billiton Plc) - Indirect
75,525
(BHP Billiton Plc) – Direct
179
(BHP Billiton Limited) - Indirect
18,517
(BHP Billiton Limited) – Direct

Class:
Ordinary Shares in BHP Billiton Plc

Number acquired:
36,066

Number disposed:
—

Value/Consideration:
Exercise of 36,066 at nil cost

No. of securities held after change:
39
(BHP Billiton Plc) - Indirect
111,591
(BHP Billiton Plc) – Direct
179
(BHP Billiton Limited) - Indirect
18,517
(BHP Billiton Limited) – Direct

Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Please see “Nature of transaction” above.

Any additional information:
—

Part 2 –Change of interests in contracts other than as described in Part 3
Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder(if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3 – Change of interests in options or other rights granted by the entities
Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
22 August 2013
Period during which or date on which exercisable:
August 2014 to August 2017
Total amount paid (if any) for the grant:
—
Description of securities involved (class; number):
5,715 Conditional Deferred Shares
(BHP Billiton Limited) under the 2012 GSTIP
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
Nil
Total number of securities over which options or other rights held at the date of this notice:
BHP Billiton Plc:
121,179
– maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP
15,058
– maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the GIS
39,860
– Maximum number of Transitional GMC Awards (over ordinary shares of BHP Billiton Limited)
35,400
– maximum number of MAP Awards (over ordinary shares of BHP Billiton Plc) under the MAP
39
– maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus
________
211,536
– Total

BHP Billiton Limited:
179
– maximum number of matched shares (ordinary shares of BHP Billiton Limited) under Shareplus
5,715
– maximum number of Deferred Shares (over ordinary shares of BHP Billiton Ltd) under the GSTIP
________
5,894
– Total

Any additional information:
This notification is in respect of an exercise of vested 2010 Restricted Shares (19,500) under the BHP Billiton Plc MAP, vested 2011 Conditional Deferred Shares (16,566) under the BHP Billiton Plc GSTIP and the award of 5,715 Conditional Deferred Shares under the BHP Billiton Limited 2012 GSTIP.

Part 4 – Contact details:

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicola Kleynhans
– BHP Billiton Limited
Geof Stapledon
– BHP Billiton Plc

Contact details:
Nicola Kleynhans
Tel: +61 3 9609 4326
Fax: +61 3 9609 4372
Geof Stapledon
Tel: +44 20 7802 4176
Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 23, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary